On January 23, 2003, SunTrust Banks, Inc. made available the following presentation on SunTrust’s Web site:

ACQUISITION OF LIGHTHOUSE FINANCIAL SERVICES Hilton Head, South Carolina JANUARY 22, 2003

Forward Looking Statement This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of an acquisition of the Lighthouse Franchise, including future financial and operating results, cost savings and accretion to reported and cash earnings that may be realized from such acquisition; (ii) statements with respect to SunTrust's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects", and similar expressions. These statements are based upon the current beliefs and expectations of SunTrust's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of SunTrust and Lighthouse may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the acquisition may not be fully realized or realized within the expected time frame; (3) revenues following the acquisition may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the acquisition; (5) the regulatory approvals required for the acquisition may not be obtained on the proposed terms or on the anticipated schedule; (6) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (7) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (8) changes in the U.S. and foreign legal and regulatory framework; and (9) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Please see press release for additional disclosures. This presentation shall not constitute an offer of any securities for sale. The proposed transaction will be submitted to Lighthouse stockholders for their consideration. SunTrust and Lighthouse will file a registration statement, including a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Stockholders of Lighthouse are urged to read the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available, as well as any amendments or supplements tot hose documents because they will contain important information. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated be reference in the proxy statement/prospectus can be obtained, without charge, by directing a request to SunTrust Bank Investor Relations Department at telephone number 404-230- 5392. The annual, quarterly and other reports filed by SunTrust with the SEC are also available free of charge at the SEC's website (http://www.sec.gov) Lighthouse, its directors, executive officers and certain members of management and employees may be soliciting proxies from Lighthouse stockholders in favor of the transactions. A description of any interests, direct or indirect, that directors and executive officers of Lighthouse have in the transaction will be included in the proxy statement/prospectus when filed.

SUMMARY Enhances SunTrust footprint by adding one of Southeast's most affluent, highest growth markets Provides solid market position immediately Financially attractive using conservative assumptions

TRANSACTION TERMS Consideration: Mix: Cost savings: Restructure charge: Loan loss allowance increase: Accretion: IRR: Steps to completion: Expected closing: $130 million 50-55% stock 45-50% cash Approximately 12% of Lighthouse core expenses, fully realized by year two $10.3 million (after tax) $4.6 million(1) Neutral first 12 months, accretive thereafter 13-15% compared to SunTrust cost of capital of approximately 10% Customary regulatory approval Lighthouse shareholder approval May - June 2003 (1) Amount necessary to reconcile Lighthouse's loan loss reserve methodology with SunTrust's methodology

RATIONALE FOR THE TRANSACTION

- Beaufort County – Hilton Head Market is the most attractive market in South Carolina, and among most attractive in the Southeast

	Beaufort County[(1)]	National Average[(1)]	Rank among S.E. U.S. counties[(1)]
– Projected population growth	12.2%	4.8%	13
– Projected median household income growth	24.4%	16.3%	5
– Projected median household income	$67,143	$54,739	7

- Lighthouse is a growing franchise

	2000-2002 CAGR (%)
– Core deposits	22.6
– Total deposits	16.7
– Loans	13.5
– Fee income	19.2

- Lighthouse provides solid market position immediately
  - Number three in Beaufort County deposit share
- Lighthouse is the leading mortgage producer on Hilton Head Island
  - Production is balanced between purchase and refinance
- Also gain leading insurance agency on Hilton Head Island
  - Opportunity to better assess the bank – agency opportunity at a low cost of entry
- Commitment by Lighthouse management and board of directors to stay
- Contiguous to strong SunTrust presence in Savannah, Georgia

(1) SNL Financial (Claritas); forecast 2002-2007; includes the 870 counties in AL, FL, GA, LA, MS, NC, SC, TN, VA, and WV

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AN ATTRACTIVE FRANCHISE Lighthouse Background Core deposits Total deposits Loans Fee income 2000 2001 2002 126,323 277,223 329,050 5,435 158,648 321,448 358,190 5,973 189,734 377,634 424,180 7,716

PRECEDENT TRANSACTION ANALYSIS Announcement Date Buyer Seller Price/ Tang. Book (%) Price/LTM Earnings (x) 12/11/2002 12/11/2002 10/3/2002 9/26/2002 9/25/2002 8/29/2002 7/24/2002 1/2003 Main Street First South South Financial Group Synovus Synovus Royal Bank Canada Fifth Third SunTrust First Colony Bancshares Murfreesboro Bancorp Central Bank of Tampa FNB Newton Bancshares United Financial Holdings Admiralty Bancorp Franklin Financial Corp. Lighthouse Financial Services 376.1 197.1 237.5 297.3 340.2 318.2 511.9 410.9 19.8 42.8 16.7 23.3 21.5 37.6 24.4 17.0